

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

July 26, 2011

Via E-Mail

Ling Huang, Esq.
Shearman & Sterling LLP
12th Floor East Tower, Twin Towers
B-12 Jianguomenwai Dajie
Beijing 100022, People's Republic of China

> **Re:** **China Fire & Security Group, Inc.**
> **Revised Preliminary Schedule 14A**
> **Filed July 14, 2011**
> **File No. 001-33588**
>
> **Amended Schedule 13E-3**
> **Filed June 10, 2011 by China Fire & Security Group, Inc., et. al.**
> **File No. 005-80997**

Dear Ms. Ling:

We have reviewed your filing and have the following comments.

Revised Preliminary Proxy Statement

Background of the Merger, page 22

1.   We note your response to prior comment 12. Note that we will evaluate the supplemental response from Barclays Capital and may issue additional comments.

2.   We note the revisions made in response to prior comment 13. Please explain, with a view toward revised disclosure, how the factor in clause (ii) of the added language was not a risk in connection with the Bain Capital transaction.

The Recommendation of the Special Committee, page 28

3.   Please disclose the substance of your response to prior comment 14.

Opinion of Barclays Capital, Financial Advisor to the Special Committee, page 35

4.   We reissue prior comment 18, which sought to address the apparent discrepancy between the purpose of Barclays Capital's retention as described in the disclosure and as described in Barclays Capital's opinion.

5.   We reissue prior comment 20 in part. Please disclose the enterprise values for each comparable company in the Selected Publicly Traded Comparable companies and in each transaction in the Selected Comparable Transaction analysis.

6.   We note your inclusion of FY11 information for the comparable companies in the Selected Publicly Traded Comparable Company analysis while the analysis presented to the special committee included data for FY12. With a view toward revised disclosure, please tell us why Barclays Capital determined to use or present in the proxy statement only a portion of the analysis results it obtained and presented to the special committee. We note, additionally, that the company's projected results included FY12 information.

7.   With respect to the Discounted Cash Flow analysis, please explain in an appropriate location in the proxy statement the significant decline in estimated unlevered free cash flows from FY11 to FY12 and the significant increase in FY13 to a level that is maintained through FY15.

8.   Please disclose the substance of your response to prior comments 21 and 24.

9.   We note your response to prior comment 22. Please revise your disclosure to explain how the estimated unlevered free cash flows were derived from the company's financial projections.

Position of the Sponsors, Parent and Merger Sub Regarding the Fairness of the Merger, page 45

Position of the Management Shareholders and Rollover Investors Regarding the Fairness of the Merger, page 48

10.   We note the revisions made in response to prior comment 29 and we reissue it in part. Please revise your disclosure to address instruction 2 to Item 1014 of Regulation M-A.

Management's Projected Financial Information, page 49

11.   We reissue prior comment 31. To the extent the company is concerned about security holders placing undue reliance on the complete financial projections because of the assumptions and estimates underlying the projections, you should disclose those assumptions and estimates and you may caution security holders appropriately.

12.   We reissue prior comment 32, in which we requested you to provide the disclosure required by Rule 100(a)(1) and (2) of Regulation G, not merely an explanation of the term EBITDA.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions